Room 4561

November 30, 2007

Charles C. Pope
Chief Financial Officer
Seagate Technology
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

Re: Seagate Technology
Form 10-K for the fiscal year ended June 30, 2006
Filed September 16, 2006
File No. 001-31560

Dear Mr. Pope:

We have completed our review of your Form 10-K and the related filings, and do not, at this time, have any further comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief